Exhibit 99.1

MEDIROM Healthcare Technologies Inc.

Reports Financial Results for the Six Months Ended June 30, 2025 and Provides Corporate Update

New York – October 21, 2025 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM) (“MEDIROM” or the “Company”), a leading holistic health services provider in Japan, today announced its interim financial results for the six months ended June 30, 2025. Provided below is a discussion and analysis of the Company’s financial condition and results of operations, along with the related unaudited condensed consolidated interim financial statements of the Company, for the six months ended June 30, 2025.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 304 (as of June 30, 2025) relaxation salons primarily under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the battery-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

URL ： https://medirom.co.jp/en

Contacts:

Investor Relations Team

ir@medirom.co.jp

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this interim report of the Company for the six months ended June 30, 2025, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this interim report under the heading “Risk Factors” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this interim report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report include:

●	our ability to achieve our development goals for our business and execute and evolve our growth strategies, priorities and initiatives;
●	our ability to sell certain of our owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on our expansion in Japan and certain overseas markets;
●	our ability to continue to grow our Digital Preventative Healthcare Segment and achieve and sustain its profitability;
●	the fluctuation of foreign exchange rates, which affects our expenses and liabilities payable in foreign currencies;
●	our ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where our relaxation salon base is geographically concentrated;
●	any of our past and future acquisitions, minority investments, venture financings, joint ventures and strategic alliances failing to deliver the anticipated benefits or otherwise having an adverse effect on our businesses and results of operations;
●	any failure of our planned acquisition of Japan Gene Medicine Corporation to be completed on a timely basis, on our anticipated terms, or at all, and any uncertainties or risks to consummating the acquisition and integrating the acquired business;
●	our ability to maintain and enhance the value of our brands and to enforce and maintain our trademarks and protect our other intellectual property;
●	the financial performance of our franchisees and our limited control with respect to their operations;
●	our ability to raise additional capital on acceptable terms or at all;
●	our level of indebtedness and potential restrictions on us under our debt instruments;
●	changes in consumer preferences and our competitive environment;

●	our ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which we operate.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this interim report. The forward-looking statements contained in this interim report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this interim report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this interim report speaks only as of the date of this interim report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this interim report, whether as a result of new information, future events or otherwise, after the date of this interim report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto, included elsewhere in this interim report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report, particularly in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this interim report, the terms “the Company”, “Medirom”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥144.170 = US$1.00, which was the foreign exchange rate on June 30, 2025 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, nascent tech platforms, and targeted health consulting and marketing, we have formed a “healthtech” segment.

We are a joint-stock corporation incorporated in Japan under the Companies Act. Our Company was originally incorporated in Japan in 2000. In 2018, we established three wholly-owned subsidiaries, Bell Epoc Wellness Inc. (“BEW”), JOYHANDS WELLNESS Inc., and Medirom Human Resources Inc. (“MHR”), and acquired our fourth wholly-owned subsidiary, Decollte Wellness Corporation (“DW”). In December 2020, ADSs representing our common shares were listed on The Nasdaq Capital Market. In May 2021, we acquired our fifth wholly-owned subsidiary, SAWAN Co. Ltd (“SAWAN”). In July 2021, in order to speed up the decision-making process, improve business efficiency, and maximize business value, we reorganized and re-designated certain of our then wholly-owned subsidiaries by business functions. As part of the reorganization, DW merged with and into BEW with BEW being the surviving entity. As a result of the merger between DW and BEW, BEW (currently known as Wing Inc.) now operates the salons previously owned by DW. Since July 1, 2021, Wing Inc. has been managing the business operations of the majority of our relaxation salons, excluding those located in spa facilities or under “Ruam Ruam” brand. In addition, we established Bell Epoc Power Partners Inc. (“BJP”), which succeeded to the rights and obligations relating to the salon management entrusted division previously operated by BEW. In October 2021, we acquired 60% of the ownership interest in ZACC Kabushiki Kaisha (“ZACC”), a high-end hair salon company, and acquired the remaining 40% of the ownership interest in ZACC in January 2022.

On May 31, 2023, our board of directors approved a second reorganization (the “Second Reorganization”), which consists of (i) an Incorporation-type Company Split Plan, pursuant to which our Company spun off the Digital Preventative Healthcare business and transfer and assign it to MEDIROM MOTHER Labs Inc., a newly established wholly-owned subsidiary, which is expected to solely conduct the Digital Preventative Healthcare business going forward; and (ii) an Absorption-type Company Split Agreement, pursuant to which our Company spun off the existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and any other corporate functions) and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward (on the same day, Bell & Joy Power Partners Inc. was renamed into MEDIROM Shared Services Inc.). The Second Reorganization became effective on July 3, 2023.

The Company implemented an organizational restructuring through a business combination of its wholly-owned subsidiaries, effective January 1, 2025. Wing Inc. succeeded in all rights and obligations of Medirom Human Resources Inc. through an absorption-type merger. It succeeded in all rights and obligations held by JOYHANDS WELLNESS Inc. regarding its hot spring spa business operations through an absorption-type demerger. Furthermore, effective on the same date, it changed its name from Wing Inc. to MEDIROM Wellness Co. This organizational restructuring is a transaction under common control and has no impact on the condensed consolidated financial statements.

Separately, on January 1, 2025, the Company entered into a share transfer agreement with a third party and sold all of its shares of its wholly owned subsidiary, JOYHANDS WELLNESS Inc. As a result of the share transfer, the Company deconsolidated JOYHANDS WELLNESS Inc. as of January 1, 2025.

As of December 31, 2023, the Company had entered into six share transfer agreements, pursuant to which we have agreed to sell and transfer an aggregate of 1,781 shares in MML, or approximately 3.56% of its total shares outstanding, to certain third-party investors. The purpose of our 2023 reorganization and the transfer of MML shares was to make quicker decisions and seek external equity financing of MML as a spun-off startup to accelerate its growth. Since then, MML began to finance from its own equity financing. However, we intend to maintain our status as the controlling shareholder of MML.

On June 30, 2024, we signed an agreement to acquire 70% of the issued and outstanding equity of Japan Gene Medicine Corporation and make it a subsidiary of the Company. See “—Planned Acquisition of Japan Gene Medicine Corporation.”

As of June 30, 2025, we had the following subsidiaries: MEDIROM Wellness Co., MEDIROM Shared Services Inc., SAWAN CO., LTD, ZACC Kabushiki Kaisha, MEDIROM MOTHER Labs Inc., and MEDIROM Rehab Solutions Inc. The chart below illustrates our corporate structure as of June 30, 2025.

Our principal operating subsidiaries as of June 30, 2025 are as follows:

	Jurisdiction	Percentage Interest Held
MEDIROM Shared Services Inc.	Japan	100%
MEDIROM Wellness Co.	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	100%
MEDIROM MOTHER Labs Inc.	Japan	93.72%
MEDIROM Rehab Solutions Inc.	Japan	100%

Our principal business is to own, develop, operate, manage, and support relaxation salons through the franchising and direct ownership of such salons throughout Japan. We seek to be the leading provider of relaxation and bodywork services in the markets we serve and to become the most recognized brand in our industry through the steady and focused expansion of relaxation salons in key markets throughout Japan and potentially abroad.

We operate three synergistic lines of businesses: (1) Relaxation Salon Segment (retail); (2) Luxury Beauty Segment (retail); and (3) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate.

As of June 30, 2025, the Relaxation Salon Segment had 304 locations across Japan, located within the country’s major cities. The Relaxation Salon Segment is our core business and accounted for ¥2,902,972 thousand (US$20,136 thousand), or 89.5% of our total revenue for the six months ended June 30, 2025, and ¥3,138,956 thousand (US$21,773thousand), or 90.3% for the same period of 2024.

The Luxury Beauty Segment operates high brand beauty salons in the central areas of Tokyo. The Luxury Beauty Segment accounted for ¥268,445 thousand (US$1,862 thousand), or 8.3% of our total revenue for the six months ended June 30, 2025, and ¥292,631thousand (US$2,030 thousand), or 8.4% of our total revenue for the same period of 2024.

The Digital Preventative Healthcare Segment accounted for ¥71,954 thousand (US$499 thousand), or 2.2% of our total revenue for the six months ended June 30, 2025, and ¥43,694 thousand (US$303 thousand), or 1.3% for the same period of 2024.

Key Financial Definitions and Non-U.S. GAAP Measures

Revenue.  Revenue consists of the following items: revenue from directly-operated salons, franchise revenue, and other revenues.

Cost of Revenue.  The total cost of delivering services to customers consists of the following items: cost of goods sold, subcontract expenses, cost of franchise royalty and affiliation revenue, salon operating cost, salaries for therapists, legal and welfare expenses, provision for paid annual leave, travelling expenses, salon rent, depreciation and amortization, gain/loss from asset retirement obligation, interest expenses for asset retirement obligation, business consignment expenses, and others.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses, or SG&A, includes the costs to sell and deliver services and the costs to manage the company as follows: directors’ compensations, salaries and allowances, bonuses, legal welfare expenses, provision for paid annual leave, recruiting expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, compensations, depreciation and amortization, provision for doubtful accounts, and others.

Impairment Loss on Long-lived Assets. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. If the assets are not deemed to be recoverable, an impairment is recorded if the fair value of the asset grouping is less than the carrying value.

Non-U.S. GAAP Measures

Adjusted EBITDA.  We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly-owned salons to franchisees, (viii) gains (losses) on disposal of property and equipment, and other intangible assets, (ix) impairment loss on long-lived assets and (x) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by us. Prior to 2021, we did not recognize any stock-based compensation expense. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of the performance of our Company and are not within our management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors, and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

Adjusted EBITDA Margin.  Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Half-year Progress of Key Performance Indicators

In assessing the performance of our relaxation business, we consider several key performance indicators used by management. We receive monthly performance reports from our system and our relaxation salons which include key performance indicators per salon including sales, number of customers, number of newly-acquired customers, number of repeat customers, sales per customer, and operation ratio. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our own and our franchisees’ relaxation salons.

These key indicators include:

●	Number of Salons. Directly-operated salons, and franchisees’ relaxation salons.

●	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available.
●	Total Customers Served. The number of customers serviced at relaxation salons. Due to the unavailability of comparative financial and customer data for spa-located salons and certain other salons in which our point-of-sale system had/has not been installed, data for such salons were excluded until December 2022. Since January 2023, spa-located salons have been gradually rebranded into “Spa Re.Ra.Ku”, and so our point-of-sale system has been installed. As such, data for spa-located salons have been gradually incorporated into our KPI calculations.
●	Sales Per Customer. The ratio of total salon sales to number of treated customers at relaxation salons. Due to the unavailability of comparative financial and customer data for spa-located salons and certain other salons in which our point-of-sale system had/has not been installed, data for such salons were excluded until December 2022. Since January 2023, spa-located salons have been gradually rebranded into “Spa Re.Ra.Ku”, and so our point-of-sale system has been installed. As such, data for spa-located salons have been gradually incorporated into our KPI calculations.
●	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.
●	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

The following table sets forth the above key performance indicators from January 2023 to June 2025:

	Number	Number	Total	Sales Per
	of	of Salons	Customers	Customer	Repeat	Operation
	Salons	with Data	Served	(yen)	Ratio	Ratio
January 2023	302	218	56,557	6,443	84.0%	44.6%
February 2023	302	218	56,370	6,443	83.0%	47.6%
March 2023	303	217	62,441	6,352	81.9%	47.0%
April 2023	301	219	63,682	6,250	81.4%	46.3%
May 2023	313	212	66,604	6,370	80.6%	48.7%
June 2023	313	219	68,069	6,350	81.2%	48.6%
July 2023	314	220	70,912	6,498	81.0%	48.1%
August 2023	315	221	66,323	6,592	81.3%	46.5%
September 2023	316	221	65,130	6,428	82.0%	46.7%
October 2023	316	221	68,608	6,486	83.3%	48.9%
November 2023	316	221	65,569	6,466	81.9%	47.7%
December 2023	312	221	71,173	6,634	81.7%	50.5%
January 2024	312	221	62,747	6,570	82.4%	48.2%
February 2024	310	219	54,443	6,662	83.8%	46.4%
March 2024	310	217	61,417	6,595	82.4%	46.5%
April 2024	309	232	69,986	6,616	82.0%	48.3%
May 2024	308	232	77,291	6,461	79.6%	50.1%
June 2024	307	231	73,259	6,511	80.4%	50.3%
July 2024	309	231	76,521	6,668	80.6%	50.3%
August 2024	311	232	72,250	6,705	80.1%	49.8%
September 2024	312	233	71,770	6,505	80.8%	50.3%
October 2024	313	234	72,252	6,630	81.8%	50.0%
November 2024	312	232	65,724	6,717	82.6%	48.8%
December 2024	312	231	68,571	6,913	82.8%	50.1%
January 2025	308	284	75,451	7,145	76.4%	44.8%
February 2025	308	283	69,781	7,107	77.0%	45.5%
March 2025	307	283	77,315	7,208	77.8%	45.6%
April 2025	304	281	75,391	7,196	77.6%	45.4%
May 2025	303	280	80,631	7,100	76.3%	46.1%
June 2025	304	282	77,715	7,266	77.3%	46.3%

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, general market conditions, customer preference, and the competitive environment.

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment.  According to the 2022 Yano Report, which is still the latest edition of the report, the relaxation market continues to see industry consolidation and notable category entrants from athletic and personal training services, and body stretching. We believe that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons, which industry trends, as we believe, may benefit us if realized.

Cost of Services.  The cost of service of relaxation business has been increasing. In our relaxation business, a substantial majority of our personnel are paid wages at or close to the statutory minimum wage. For the past decade, such minimum wage has been continuously increasing throughout Japan. In 2012, the minimum wage in Tokyo was JPY850 (US$5.90), but had risen to JPY1,072 (US$7.44) as of December 31, 2022, according to the Ministry of Health, Labor and Welfare. The trend continued in 2023 and in 2024. The minimum wage in Tokyo increased annually by 3.8% to JPY1,113 (US$7.72) as of December 31, 2023, and by 4.5% to JPY1,163 (US$8.07) as of December 31, 2024. From October 2025, the minimum wage in Tokyo was raised by 5.4% to JPY1,226 (US$8.50). We believe this trend will continue and may affect our operating results significantly.

In addition, we are facing inflationary trends in general prices, including utility costs, due to factors such as geo-political developments and the recovery of the Japanese economy. We updated our service prices in May 2023 as part of a renewal of our primary service lines in order to deal with such increased costs, as well as to adjust to the long-term trend of minimum wage increases. We may also consider further updates to our service prices to reflect such increases in our costs in the future.

Update of Business Model.  Since the fourth quarter of 2021, we have sought to become more asset-light by selling our owned salons to third-party investors and continuing to operate these sold salons on behalf of the investors. We believe this model will maximize the return on capital investment in our relaxation salon segment and allow us to accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management. In the first six months of 2025, we sold 11 salons, resulting in 56 salons owned by investors and under our management as of June 30, 2025.

Specific Health Guidance Program.  In our Digital Preventative Healthcare Segment, we have been continuously involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, which utilizes our upgraded Lav® application. We had active subscription orders from 101 corporate insurance associations as of June 30, 2025, an increase from 97 as of December 31, 2024. The number of users under the Specific Health Guidance Program was 1,835 for the six months ended June 30, 2025, a significant increase from 946 in the same period in 2024. In addition, during the six months ended June 30, 2025, we focused more on providing similar services to young employees at large corporations who are not eligible for the Specific Health Guidance Program. The number of younger generation users, which we define as users below the age of forty, who participated in the program for younger generations was 555 in the six months period ended June 30, 2025, as compared to 311 in the same period in 2024.

Planned Acquisition of JGMC

On June 30, 2024, we entered into a share transfer agreement for the purpose of acquiring 70% of the issued and outstanding common shares of Japan Gene Medicine Corporation (“JGMC”) for ¥2,000,000 thousand (the “Initial Acquisition Purchase Price”) and making JGMC our subsidiary (the “Initial Acquisition”). In addition, we concurrently entered into a binding memorandum of understanding (the “MOU”) under which we were granted an option to purchase the remaining 30% of the issued and outstanding shares of JGMC that we will not acquire as part of the Initial Acquisition (the “Remaining Shares”). As of the date of this interim financial report, we are in negotiations with multiple banks and financial institutions to finance our planned acquisition of 70% of the equity of JGMC. However, as of the date of this annual report, we have not determined how much cash on hand, if any, will be used for this purpose. In addition, the amount and terms of the financing are subject to change, and we may seek additional acquisition financing arrangements going forward. We expect the incurrence of this additional indebtedness to significantly increase our interest costs in future periods.

We expect to record a significant amount of goodwill in connection with the Initial Acquisition, reflecting the sum by which the aggregate fair value of consideration for the Initial Acquisition exceeds the estimated fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. Such goodwill will be subject to impairment testing. If circumstances arise indicating that goodwill recorded in connection with the acquisition may be impaired, such as if we are unable to successfully realize the expected benefits of the acquisition, we may be required to record an impairment loss up to the full value of such goodwill on our consolidated balance sheet.

We also expect to record a certain amount of intangible assets and other assets of JGMC in connection with the Initial Acquisition, which we plan to reflect on our balance sheet after completion of the purchase price allocation, which shall be subject to the same impairment testing as the aforementioned goodwill.

Operating Results

Comparison of the Results for the Six Months Ended June 30, 2025 and June 30, 2024

Consolidated Statement of Income Information:

	Six months ended June 30,			Change (2025 vs 2024)
(In thousands, except change % data and Adjusted EBITDA margin)	2025($)	2025(¥)	2024(¥)	$	¥	%
Revenues:
Relaxation Salon	$20,136	¥2,902,972	¥3,138,956	$(1,637)	¥(235,984)	(7.5)%
Luxury Beauty	1,862	268,445	292,631	(168)	(24,186)	(8.3)%
Digital Preventative Healthcare	499	71,954	43,694	196	28,260	64.7%
Total revenue	22,497	3,243,371	3,475,281	(1,609)	(231,910)	(6.7)%
Cost of revenues and operating expenses:
Cost of revenues	20,060	2,891,963	2,898,717	(47)	(6,754)	(0.2)%
Selling, general and administrative expenses	8,251	1,189,604	1,213,238	(164)	(23,634)	(1.9)%
Impairment loss on long-lived assets	587	84,589	—	587	84,589	100.0%
Total cost of revenues and operating expenses	28,898	4,166,156	4,111,955	376	54,201	1.3%
Operating loss	(6,401)	(922,785)	(636,674)	(1,985)	(286,111)	44.9%
Other (expense) income:
Dividend income	0	2	2	—	—	—
Interest income	0	51	2	0	49	2450.0%
Interest expense	(180)	(26,011)	(20,631)	(37)	(5,380)	26.1%
Gain from sales of salons	1,078	155,365	31,793	857	123,572	388.7%
Other, net	711	102,542	40,738	429	61,804	151.7%
Total other (expense) income	1,609	231,949	51,904	1,249	180,045	346.9%
Income tax expense	1	130	3,605	(24)	(3,475)	(96.4)%
Net loss	(4,793)	(690,966)	(588,375)	(712)	(102,591)	17.4%
Less: Net loss attributable to noncontrolling interests	(3)	(495)	(6,194)	—	—	—
Net loss attributable to shareholders of the Company	(4,789)	(690,471)	(582,181)	(751)	(108,290)	18.6%
Adjusted EBITDA(1)	$(2,989)	¥(430,939)	¥(404,112)	$(751)	¥(26,827)	6.6%
Adjusted EBITDA margin(2)	(13.3)%	(13.3)%	(11.6)%	—	—
(1)	For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.
(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Reconsiliation of non-GAAP measures:

	Six months ended June 30,
(in thousands, except Adjusted EBITDA margin)	2025($)	2025(¥)	2024(¥)
Net loss	$(4,793)	¥(690,966)	¥(588,375)
Dividend income and interest income	—	(53)	(4)
Interest expense	180	26,011	20,631
Other, net	(711)	(102,541)	(40,738)
Income tax expense (benefit)	1	130	3,605
Depreciation and amortization	1,747	251,892	196,102
Losses on disposal of property and equipment, net and other intangible assets, net	—	—	4,667
Impairment loss on long-lived assets	587	84,589	—
Adjusted EBITDA	$(2,989)	¥(430,939)	¥(404,112)
Adjusted EBITDA margin	(13.3)%	(13.3)%	(11.6)%

Revenues

Revenues derived from our Relaxation Salon Segment were JPY2,902,972 thousand (US$20,136 thousand) in the six months ended June 30, 2025 and JPY3,138,956 thousand (US$21,773 thousand) in the six months ended June 30, 2024.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons, revenue from franchising, and other revenues. In the six months ended June 30, 2025, our revenue from directly-operated salons increased to JPY2,459,319 thousand (US$17,058 thousand) from JPY2,053,537 thousand (US$14,244 thousand) in the same period in 2024. Our revenue from franchising decreased to JPY322,580 thousand (US$2,237 thousand) from JPY415,724 thousand (US$2,884 thousand) in the same period in 2024.

The primary factor for the decrease in revenues from directly-operated salons between the first six months in 2024 and 2025 was decreased sales of salons under the sale-and-outsource business model, which generated JPY669,695 thousand (US$4,645 thousand) in the six months ended June 30, 2024, compared to JPY121,073 thousand (US$840 thousand) in the same period in 2025. On the other hand, store operation outsourcing revenue subsequent to the sales of salons also increased from JPY598,297 thousand (US$4,150 thousand) in the six months ended June 30, 2024 to JPY772,913 thousand (US$5,361 thousand) in 2025.

The primary reason for the decrease in revenues from franchising was a decrease in the number of franchised salons. As of June 30, 2025, the number of franchised salons decreased to 81 compared to 93 salons as of June 30, 2024, due to our acquisitions of franchised salons and franchisees’ withdrawal from the business.

Our initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average franchising contract life (seven to 10 years) on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

Revenue from our Digital Preventative Healthcare Segment increased from JPY43,694 thousand (US$303 thousand) in the six months ended June 30, 2024 to JPY71,954 thousand (US$499 thousand) in the same period in 2025. This increase was primarily due to an increase in the number of participants in the Health Guidance Program and other Lav® app services.

Revenue from our Luxury Beauty Segment was JPY268,445 thousand (US$1,862 thousand) in the six months ended June 30, 2025, a decrease from JPY292,631 thousand (US$2,030 thousand) in the same period in 2024. The primary reason for the decrease was the sale of one of ZACC’s salons in December 2024, which was repurchased in April 2025, and thus contributed only two months of revenues.

As a result of the foregoing, our total revenues were JPY3,243,371 thousand (US$22,497 thousand) in the six months ended June 30, 2025 as compared to JPY3,475,281 thousand (US$24,105 thousand) in the six months ended June 30, 2024.

Cost of Revenues

For the six months ended June 30, 2025 and 2024, the cost of revenues was JPY2,891,963 thousand (US$20,060 thousand) and JPY2,898,717 thousand (US$20,106 thousand), respectively. The slight decrease was primarily due to an decrease in sales of salons, a decrease in costs related to revenues from franchising due to decreased number of franchised salons, offset by an increase in payroll and outsourcing fees for our employed or contracted therapists, and cost recognition of rehabilitation business which was acquired and began to be consolidated in October 2024. The cost of revenues as a percentage of total revenues was 89.2% during the six months ended June 30, 2025 compared with 83.4% during same period in 2024.

Selling, General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, the selling, general and administrative expenses were JPY1,189,604 thousand (US$8,251 thousand) and JPY1,213,238 thousand (US$8,415 thousand), respectively. Selling, general and administrative expenses as a percentage of total revenues in the six months ended June 30, 2025 and 2024 were 36.7% and 34.9%, respectively. The decrease in selling, general and administrative expenses in the first six months in 2025 compared to the same period in 2024 was primarily due to a decrease in training expenses, reversal of allowance for doubtful accounts, decrease in the professional fees for acquisition activities, partially offset with an increase in directors’ salaries, and increase in amortization of store operating rights for the increased number of reacquired salons from investors.

Impairment Loss on Long-lived Assets

We recognized an impairment loss on long-lived assets of JPY 84,589 thousand (US$587 thousand) for the six months ended June 30, 2025, while we did not recognize impairment loss on long-lived assets for the six months ended June 30, 2024.

Interest Expense

Interest expense increased from JPY20,631 thousand (US$143 thousand) in the six months ended June 30, 2024 to JPY26,011 thousand (US$180 thousand) in the six months ended June 30, 2025, primarily due to an increase in the amount of borrowings.

Gain from Sales of Salons

We recognized gain from sales of salons of JPY155,365 thousand (US$1,078 thousand) in the six months ended June 30, 2025, for the sales of salons to the investors from whom we also purchased back previously sold salons and settled the sales and purchase-back transactions without cash payments, compared to JPY31,793 thousand (US$221 thousand) for the same type of transactions in the six months ended June 30, 2024.

Other Income—Net

Total other income increased by JPY61,803 thousand (US$429 thousand) to JPY102,541 thousand (US$711 thousand) in the six months ended June 30, 2025 from JPY40,738 thousand (US$283 thousand) in the six months ended June 30, 2024. The increase was primarily due to an increase in the subsidies we received.

Income Tax Expense

Income tax expense for the six months ended June 30, 2025 was JPY130 thousand (US$1 thousand), compared to JPY3,605 thousand (US$25 thousand) in the six months ended June 30, 2024.

Net Loss and Adjusted EBITDA

Our consolidated net loss for the six months ended June 30, 2025 was JPY (690,471) thousand (US$(4,789) thousand), or (21.3) % of our consolidated revenue, while our consolidated net loss for the six months ended June 30, 2024 was JPY (582,181) thousand (US$(4,038) thousand), or (16.8) % of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA decreased to JPY(430,939) thousand (US$(2,989) thousand) in the six months ended June 30, 2025 from JPY (404,112) thousand (US$(2,803) thousand) in the six months ended June 30, 2024, resulting in a decline in Adjusted EBITDA margin to (13.3) % for the six months ended June 30, 2025 from (11.6) % for the six months ended June 30, 2024.

B.Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of June 30, 2025, we had cash and cash equivalents of JPY32,663 thousand (US$227 thousand). We have generally funded our operations with cash flow from operations and sales of relaxation salons, and, when needed, with borrowings from Japanese financial institutions and other debt or equity financings. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, our daily operations, and general working capital purposes.

Going Concern

The Company had a working capital deficit as of June 30, 2025 and for the last three years and an accumulated deficit as of June 30, 2025. Despite having a positive shareholders’ equity of ¥298,011 thousand (US$2,067 thousand) as of June 30, 2025, the Company had net loss position and negative cash flows from operations for the six months ended June 30, 2025. We expect that our cash and cash equivalents as of June 30, 2025 of ¥32,663 thousand (US$227 thousand) may not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the date of the condensed consolidated financial statements. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, other equity or debt financings, or refinancing of existing debt obligations. In addition, the Company has implemented plans to reduce the operating, and overhead and administrative expenses, including but not limited to cutting discretionary spending, renegotiating contracts to lower service costs, and switching to less expensive suppliers. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

Consolidated Statement of Cash Flow Information:	Six Month ended June 30,
(In thousands)	2025($)	2025(¥)	2024(¥)
Net loss	$(4,793)	¥(690,967)	¥(588,375)
Net cash used in operating activities	(2,441)	(351,912)	(785,720)
Net cash generated from (used in) investing activities	(265)	(38,180)	763,232
Net cash generated from financing activities	648	93,356	60,789
Net decrease of cash and cash equivalents during the period	(2,058)	(296,736)	38,301
Cash and cash equivalents at beginning of period	$2,285	¥329,399	¥106,347
Cash and cash equivalents at end of period	$227	¥32,663	¥144,648

Operating Activities

Net cash flows used in operating activities improved from a usage of JPY785,720 thousand (US$5,450 thousand) in the six months ended June 30, 2024 to a usage of JPY351,912 thousand (US$2,441 thousand) during the six months ended June 30, 2025, primarily due to an increased depreciation and amortization expenses in the six months ended June 30, 2025, compared with the one in the same period in 2024, along with a decrease in balance of accounts receivable-other, an increase in balance of accounts payable, and increase in balance of other current liabilities from those as of December 31, 2024, partially offset with a decrease in gain from sales of directly-owned salons in the six months ended June 30, 2025, compared with the one in the same period in 2024, and an increase in balance of prepaid expenses and other current assets, and a decrease in accounts payable from those as of December 31 2024.

Investing Activities

Net cash flows generated from (used in) investing activities declined from positive JPY763,232 thousand (US$5,294 thousand) in the six months ended June 30, 2024 to negative JPY38,180 thousand (US$265 thousand) in the six months ended June 30, 2025, primarily because proceeds from sales of salons decreased from JPY917,941 thousand (US$6,367 thousand) in the six months ended June 30, 2024 to JPY205,980 thousand (US$1,429 thousand) in the same period of 2025, while the acquisition of intangible assets increased from JPY158,032 thousand (US$1,096 thousand) in the six months ended June 30, 2024 to JPY227,676 (US$1,579 thousand) in the same period of 2025.

Financing Activities

Net cash flows generated from financing activities increased from JPY60,789 thousand (US$422 thousand) in the six months ended June 30, 2024 to JPY93,356 thousand (US$648 thousand) in the six months ended June 30, 2025, due to an increase in borrowings.

Business Loans

As of June 30, 2025, we have 13 business loans outstanding from four Japanese financial institutions. The balance on the outstanding loans as of June 30, 2025 was JPY1,110,365 thousand (US$7,702 thousand) with interest rates ranging from 0.20% to 2.00%, and a weighted average interest rate of 1.20%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to eight of our 13 outstanding loans for a total amount of JPY199,500 thousand (US$1,384 thousand). Mr. Kazuyoshi Takahashi (“Mr. Takahashi”), the representative director of ZACC, is also the guarantor for four bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to our acquisition of ZACC, but continues to be the guarantor following the acquisition. As of June 30, 2025, the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY28,611 thousand (US$198 thousand).

As of June 30, 2025, we also have a borrowing of JPY30,000 thousand (US$208 thousand) from our supplier for MOTHER Bracelets®, which is guaranteed by Mr. Yoshio Uekusa, the Chief Executive Officer of MML.

Convertible Bonds

As of June 30, 2025, we had JPY800,000 thousand (US$5,549 thousand) aggregate principal amount of convertible bonds outstanding, consisting of convertible bonds that we issued to Kufu Company Inc., a Japanese company, in December 2022 and to Triple One Investment Limited Partnership, a Japanese limited liability investment partnership, in October 2024.

The Kufu Company bonds, which we issued to Kufu Company in JPY500,000 thousand (US$3,468 thousand) aggregate principal amount, are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 31, 2025, unless earlier converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 30, 2025, Kufu Company, as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares by exercising stock options that were issued to Kufu Company in connection with the bonds. The exercise price for the stock options is JPY755 per common share. This price is subject to reasonable adjustment under certain circumstances, including the Company’s issuance of shares at a price lower than the exercise price, but Kufu Company has waived any right to an adjustment in connection with the Company’s capital-raising transactions occurring prior to the maturity date. A downward adjustment to the exercise price would result in more shares being issued to Kufu Company upon conversion of the convertible bonds. On November 1, 2024, Kufu Company signed an agreement to amend certain terms of the convertible bonds.

Under the terms of the amendment, Kufu Company agreed to (i) waive its redemption right (ii) revise the maturity date from December 28, 2027 to December 31, 2025 and (iii) revise the deadline for exercising its conversion right from December 27, 2027 to December 30, 2025. Upon maturity, we currently plan to repay the convertible bonds held by Kufu Company through proceeds from one or more debt financings and/or issuances of convertible debt instruments, although the sources of such funds are subject to change.

In October 2024, we issued corporate convertible bonds in the aggregate principal amount of JPY300,000 thousand (US$2,081 thousand) to Triple One Investment Limited Partnership, a Japanese limited liability investment partnership. The bonds are unsecured, accrue interest at a rate of 2.0% per annum, payable on June 30, 2025 and semi-annually thereafter, and will mature on October 29, 2027. At any time between October 25, 2024 and October 29, 2027, Triple One may convert each bond, which are issued in denominations of ¥100,000 thousand and may be converted in whole but not in part, into our common shares at a conversion price of JPY 957 per share by exercising stock options that were issued to Triple One in connection with the bonds. In addition, there are certain conditions under the bond indenture, such as our failure to timely pay interest and remedy the nonpayment within a cure period, upon the occurrence of which Triple One is entitled to demand immediate repayment of the bonds.

Corporate Bonds

On June 16, 2024, we issued corporate bonds in aggregate principal amount of JPY70,000 thousand (US$485 thousand) and which mature on May 30, 2025 to Tan Lee, an individual. The maturity date was updated to October 31, 2025. As of June 30, 2025, the outstanding balance of such corporate bonds was JPY30,000 thousand (US$208 thousand).

C.Research and Development, Patents and Licenses, etc.

Our research and development activities have been focusing on development of Lav® which is our on-demand health monitoring smartphone application, embedded software or smartphone application for our MOTHER Bracelet®, and development of REMONY®, a centralized monitoring system through which health data generated from MOTHER Bracelet® worn by end users can be collected and monitored by the staff of hospitals, nursing homes, and any other business clients. Costs and expenses in connection with these development activities are capitalized as software assets, which are amortized over three years.

D.Trend Information

For a discussion of material trends, uncertainties and other events that are reasonably likely to have a material impact on the Company, see “Operating Results” and “Liquidity and Capital Resources” above.

E.Critical Accounting Estimates

There have been no changes to our critical accounting policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

Recent Development

Updates regarding bank borrowings

On June 30, 2025, one of our short-term bank loans was matured and rolled over for additional three months, with an expectation of further rollover. On September 30, 2025, two of our short-term bank loans were rolled over. The interest rate for both of the two loans was 1.875%.

RISK FACTORS

There have been no changes to our risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

(Yen in thousands, except share data)

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥32,663	¥329,399
Time deposits	6,156	6,156
Accounts receivable-trade, net of allowances of ¥10,205 and ¥70,495 respectively	187,968	1,355,489
Accounts receivable-other, net of allowances of ¥1,276 and ¥457 respectively	476,157	646,207
Inventories	175,152	151,637
Prepaid expenses and other current assets	335,554	217,174
Total current assets	1,213,650	2,706,062
Property and equipment, net	377,585	435,659
Goodwill	375,383	389,131
Store operating rights, net	2,500,012	830,838
Other intangible assets, net	325,593	308,459
Investments	87,418	87,418
Long-term accounts receivable-other, net of allowances of ¥111,756 and ¥111,756 respectively	77,138	84,338
Right-of-use asset - operating lease, net	1,886,062	2,073,763
Lease and guarantee deposits	795,463	808,550
Deferred tax assets, net	285,882	285,882
Other assets	71,622	80,571
Total assets	¥7,995,808	¥8,090,671
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,418,839	¥1,014,205
Accrued expenses	461,415	325,544
Short-term borrowings	621,669	491,667
Current portion of long-term borrowings	627,907	620,813
Income taxes payable	40,478	58,572
Current portion of contract liability	21,004	53,485
Advances received	374,102	409,710
Current portion of operating lease liability	795,728	792,781
Other current liabilities	625,904	414,704
Total current liabilities	4,987,046	4,181,481
Long-term borrowings - net of current portion	720,459	764,200
Deposit received	220,202	236,179
Contract liability - net of current portion	22,292	36,913
Operating lease liability - net of current portion	1,151,939	1,287,509
Asset retirement obligation	380,952	378,907
Other liabilities	14,747	17,424
Total liabilities	7,497,637	6,902,613
MEZZANINE EQUITY:
Redeemable noncontrolling interests	200,160	200,160
COMMITMENTS AND CONTINGENCIES (NOTE 12)
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 7,994,450 shares issued and 7,901,950 shares outstanding at June 30, 2025 and December 31, 2024	352,523	352,523
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at June 30, 2025 and December 31, 2024	100	100
Treasury stock, at cost- 92,500 common shares at June 30, 2025 and December 31, 2024	(3,000)	(3,000)
Additional paid-in capital	354,605	354,605
(Accumulated deficit) Retained earnings	(461,431)	229,040
Total equity attributable to shareholders of the Company	242,797	933,268
Noncontrolling interests	55,214	54,630
Total shareholders’ equity	298,011	987,898
Total liabilities, mezzanine equity and shareholders' equity	¥7,995,808	¥8,090,671

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

AND 2024 (UNAUDITED)

(Yen in thousands, except share and per share data)

	Six months ended
	June 30,
	2025	2024
Revenues:
Revenue from directly-operated salons	¥2,848,537	¥3,015,663
Franchise revenue	322,880	415,924
Other revenues	71,954	43,694
Total revenues	3,243,371	3,475,281
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	2,753,037	2,653,425
Cost of franchise revenue	94,401	156,014
Cost of other revenues	44,525	89,278
Selling, general and administrative expenses	1,189,604	1,213,238
Impairment loss on long-lived assets	84,589	―
Total cost of revenues and operating expenses	4,166,156	4,111,955
Operating loss	(922,785)	(636,674)
Other (expense) income:
Dividend income	2	2
Interest income	51	2
Interest expense	(26,011)	(20,631)
Gain from sales of salons	155,365	31,793
Subsidies	85,787	13,855
Other, net	16,755	26,883
Total other income	231,949	51,904
Loss before income tax expense	(690,836)	(584,770)

Income tax expense	130	3,605

Net loss	¥(690,966)	¥(588,375)
Less: Net loss attributable to noncontrolling interests	(495)	(6,194)
Net loss attributable to shareholders of the Company	(690,471)	(582,181)

Net loss per share attributable to shareholders of the Company
Basic and Diluted	¥(87.38)	¥(118.56)

Weighted average shares outstanding
Basic and Diluted	7,901,951	4,910,426

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025

AND 2024 (UNAUDITED)

(Yen in thousands, except share data)

								Retained
							Additional	earnings	Non
	Common stock		Class A common stock		Treasury stock		paid-in	(accumulated	controlling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit)	interest	Total
Balance, January 1, 2024	4,975,000	¥19,900	1	¥100	92,500	¥(3,000)	¥113,602	¥80,277	¥5,082	¥215,961
Issuance of common stock from stock option exercises	55,850	―	―	―	―	―	8,101	―	―	8,101
Net loss	―	―	―	―	―	―	―	(582,181)	(6,194)	(588,375)
Balance, June 30, 2024	5,030,850	¥19,900	1	¥100	92,500	¥(3,000)	¥121,703	¥(501,904)	(1,112)	(364,313)

Balance, January 1, 2025	7,994,450	¥352,523	1	¥100	92,500	¥(3,000)	¥354,605	¥229,040	¥54,630	¥987,898
Subsidiary’s Series A Preferred Stock Issuance	―	―	―	―	―	―	―	―	1,080	1,080
Net loss	―	―	―	―	―	―	―	(690,471)	¥(495)	¥(690,966)
Balance, June 30, 2025	7,994,450	¥352,523	1	¥100	92,500	¥(3,000)	¥354,605	¥(461,431)	55,215	298,012

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

AND 2024 (UNAUDITED)

(Yen in thousands)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	¥(690,967)	¥(588,375)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	251,892	196,102
Gain on sale of shares of wholly owned subsidiary	(2,650)	―
Gains from sale of directly-owned salons	(174,564)	(380,901)
Provision for credit losses	(43,643)	(5,445)
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	―	4,667
Impairment loss on long-lived assets	84,589	―
Other non-cash losses – net	(717)	(2,078)
Changes in operating assets and liabilities:
Accounts receivable-trade	13,244	295,113
Accounts receivable-other	184,231	69,590
Inventories	20,909	(20,225)
Prepaid expenses and other current assets	(118,699)	24,516
Lease and guarantee deposits	12,649	39,044
Accounts payable	(135,729)	(13,261)
Accrued expenses	135,871	(279,847)
Accrued income taxes	(18,094)	(10,072)
Contract liability	(47,102)	(56,506)
Advances received	(35,608)	(174,630)
Other current liabilities	212,277	124,397
Deposit received	(15,977)	(11,687)
Other assets and other liabilities – net	16,176	3,878
Net cash used in operating activities	(351,912)	(785,720)
Cash flows from investing activities:
Purchases of time deposits	―	(5,656)
Proceeds from maturities of time deposits	―	26,004
Acquisition of property and equipment	(16,484)	(18,695)
Acquisition of intangible assets	(43,488)	(16,105)
Acquisition of store operating rights	(184,188)	(141,927)
Proceeds from sale of salons	205,980	917,941
Payment received on long-term accounts receivable-other	―	1,670
Net cash provided by (used in) investing activities	¥(38,180)	¥763,232

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

AND 2024 (UNAUDITED)—(CONTINUED)

(Yen in thousands)

	Six months ended June 30,
	2025		2024
Cash flows from financing activities:
Proceeds from issuance of common stock	¥	―	¥8,101
Proceeds from short-term borrowings		646,668	300,000
Repayment of short-term borrowings		(516,666)	(200,000)
Repayment of long-term borrowings		(36,646)	(47,312)
Net cash provided by financing activities		93,356	60,789

Net (decrease) increase in cash and cash equivalents		(296,736)	38,301
Cash and cash equivalents at beginning of period		329,399	106,347
Cash and cash equivalents at end of period		¥32,663	¥144,648

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest		¥8,355	¥19,737
Income taxes		17,914	13,009

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities		335,425	271,225
Purchases of property and equipment included in accrued expenses		12,304	14,589
Purchases of intangible assets included in accrued expenses		12,000	2,300
Purchases of store operating rights in accrued expenses		621,293	22,800
Sales of salons included in accounts receivable-trade		144,735	―
Acquisition of store operating rights through offsetting of accounts payable and accounts receivable-trade		1,445,576	―

Refer to Note 4, “Leases” for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

1.  Basis of Presentation and Summary of Significant Accounting Policies

Unaudited Condensed Consolidated Financial Statements

The condensed consolidated financial statements included herein are unaudited and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting.

Description of Business

MEDIROM Healthcare Technologies Inc. (“Parent”) and its six subsidiaries (collectively, the “Company”) are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 6 for segment information.

Relaxation Salon Segment (See Note 6 for segment information)

The Relaxation Salon Segment is the core of the Company’s business, whereby the Company owns, develops, operates, or franchises and supports relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of June 30, 2025 and December 31, 2024, it has a total of 304 and 308 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	As of	As of
	June 30, 2025	December 31, 2024
Directly-operated	223	220
Franchised	81	88
Total	304	308

The number of Directly-operated salons include 56 and 57 investor-owned salons as of June 30, 2025 and December 31, 2024, respectively.

Digital Preventative Healthcare Segment (See Note 6 for segment information)

The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, or Lav®; MOTHER Bracelet® for fitness applications.

Luxury Beauty Segment (See Note 6 for segment information)

The Luxury Beauty Segment is a business line acquired in October 2021 and operates high brand beauty salons in the central areas of Tokyo.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information.

The results of operations for interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2025 or for any other future annual or interim period. The accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company’s annual financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

Going Concern and Liquidity

The Company had a working capital deficit as of June 30, 2025 and for the last three years and an accumulated deficit as of June 30, 2025. Despite having a positive shareholders’ equity of ¥298,011 thousand as of June 30, 2025, the Company had net loss position and negative cash flows from operations for the six months ended June 30, 2025. We expect that our cash and cash equivalents as of June 30, 2025 of ¥32,663 thousand may not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the condensed consolidated financial statements. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, other equity or debt financings, or refinancing of existing debt obligations. In addition, the Company has implemented plans to reduce the operating, and overhead and administrative expenses, including but not limited to cutting discretionary spending, renegotiating contracts to lower service costs, switching to less expensive suppliers. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. The Company refinanced the existing loan agreement and renewed the credit facility agreement subsequent to June 30, 2025. See subsequent event footnote for the further detail. There are currently no written agreements in place for such funding or issuance of securities except for the debt finances described in the subsequent event footnote and there can be no assurance that such financing plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of these financial statements.

The Company’s condensed consolidated financial statement as of June 30, 2025, were prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Consolidation

The Company implemented an organizational restructuring through a business combination of its wholly-owned subsidiaries, effective January 1, 2025. Wing Inc. succeeded in all rights and obligations of Medirom Human Resources Inc. through an absorption-type merger. It succeeded in all rights and obligations held by JOYHANDS WELLNESS Inc. regarding its hot spring spa business operations through an absorption-type demerger. Furthermore, effective on the same date, it changed its name from Wing Inc. to MEDIROM Wellness Co. This organizational restructuring is a transaction under common control and has no impact on the condensed consolidated financial statements.

Separately, on January 1, 2025, the Company entered into a share transfer agreement with a third party and sold all of its shares of its wholly owned subsidiary, JOYHANDS WELLNESS Inc. As a result of the share transfer, the Company deconsolidated JOYHANDS WELLNESS Inc. as of January 1, 2025, and recognized a gain on the sale of shares of a wholly owned subsidiary of ¥2,650 thousand for the six months ended June 30, 2025, which is included in other, net on the condensed consolidated statements of operations.

The condensed consolidated financial statements for the six months ended June 30, 2025 include the accounts of Parent and the following subsidiaries: MEDIROM Wellness Co., Medirom Shared Services Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), MEDIROM MOTHER Labs Inc. (“MML”), and MEDIROM Rehab Solutions Inc. For those consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of the net income or loss allocable to the noncontrolling interests is reported as “Net income (loss) attributable to noncontrolling interests” in the condensed consolidated statements of operations. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of June 30, 2025 and December 31, 2024.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1 —  Basis of Presentation and Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 29, 2025. There have been no material changes to the significant accounting policies during the six months ended June 30, 2025.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2025-05 — Financial Instruments—Credit Losses (Topic 326): Measurement of Expected Credit Losses for Accounts Receivable and Contract Assets

Issued in August 2025, this ASU provides a practical expedient for measuring expected credit losses on certain short-term receivables and allows certain entities to consider subsequent collections received after the balance sheet date when estimating expected credit losses. This update is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. The Company is currently evaluating the impact of the ASU on its consolidated financial statements and related disclosures.

ASU 2025-04 — Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer

Issued in July 2025, ASU 2025-04 clarifies the accounting for share-based payments granted to customers as consideration for goods or services. The amendments define that purchase- or volume-based conditions are performance conditions and remove the option to account for forfeitures as they occur (requiring estimation of forfeitures). The update also clarifies that the variable consideration constraint in ASC 606 does not apply to share-based consideration within the scope of ASC 718. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted, with either a modified retrospective or full retrospective transition method. The Company is currently evaluating the impact of the ASU on its consolidated financial statements and related disclosures.

ASU 2025-03 — Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity

In May 2025, the FASB issued ASU 2025-03, which modifies the guidance for determining the accounting acquirer when a variable interest entity (“VIE”) that is a business is acquired. The amendment eliminates the requirement that the primary beneficiary of a VIE must always be identified as the accounting acquirer. Instead, entities must apply the general guidance in ASC 805 for identifying the accounting acquirer based on control and other relevant factors. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and will be applied prospectively to business combinations occurring on or after the adoption date. Early adoption is permitted. The Company is currently evaluating the impact of the ASU on its consolidated financial statements and related disclosures.

ASU 2025-01 — Income Statement—Reporting Comprehensive Income (Topic 220): Clarification of the Interim Reporting Effective Date for ASU 2024-03

Issued in January 2025, the ASU clarifies the effective date of ASU 2024-03 regarding the disaggregation of certain income statement expenses. The clarification specifies that the interim period effective date aligns with the annual period effective date, such that the guidance is effective for annual periods beginning after December 15, 2026, and interim periods within those fiscal years beginning after December 15, 2027. The Company is currently evaluating the effect of the expense disaggregation disclosure requirements and does not anticipate a material impact other than expanded presentation and disclosure upon adoption.

ASU 2024-04 — Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments

In March 2024, the FASB issued ASU 2024-04 to clarify how to determine whether a modification or exchange of a convertible debt instrument should be accounted for as an induced conversion or an extinguishment. The amendment provides guidance on evaluating whether the terms are substantially different from the original conversion terms and clarifies disclosure requirements for induced conversions. The amendments are effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, and are applied prospectively to transactions occurring after the adoption date. Early adoption is permitted. The Company is currently evaluating the impact of the ASU on its consolidated financial statements and related disclosures.

ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures

Issued in December 2023, this ASU requires enhanced income tax disclosures, including disaggregated information about income taxes paid by jurisdiction, and a more detailed rate reconciliation using both percentages and currency amounts. The amendments are effective for annual periods beginning after December 15, 2024, and are to be applied prospectively, with early adoption permitted. The Company will adopt this ASU for the fiscal year beginning January 1, 2025. The Company is currently evaluating the impact of the ASU on its consolidated financial statements and related disclosures.

2.  Goodwill, Store Operating Rights and Other Intangible Assets, Net

The components of intangible assets as of June 30, 2025 and December 31, 2024 are as follows:

	Thousands of Yen
	As of June 30, 2025	As of December 31, 2024
Intangible assets subject to amortization:
Software for internal use	¥281,470	¥233,717
Customer relationship	180,000	180,000
Reacquired rights	5,500	—
Trademark	172,894	172,894
Other	750	750
Total	640,614	587,361
Accumulated amortization	(315,391)	(279,272)
Net carrying amount	325,223	308,089

Intangible assets not subject to amortization:
Telephone rights	369	369
Total intangible assets	¥325,592	¥308,459

Store operating rights	2,740,178	925,334
Accumulated amortization	(240,166)	(94,496)
Net carrying value	2,500,012	830,838

Goodwill	375,383	389,131

The aggregate amortization expense was ¥205,368 thousand and ¥147,205 thousand for the six months ended June 30, 2025 and 2024, respectively.

The following table shows changes in carrying amount of goodwill for the six months ended June 30, 2025:

Thousands of Yen
Balance at December 31, 2024	¥389,131
Sale of directly-owned salons, and closure of directly-owned salons	(13,747)
Balance at June 30, 2025	¥375,383

The Company recorded an impairment loss of ¥18,534 thousand on store operating rights of certain relaxation salon in the relaxation segment for the six months ended June 30, 2025. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of the assets and the estimated ability to recover the carrying amount of the store operating rights within the period applicable to the impairment determination, resulting in the impairment charges. There were no impairment charges recorded during the six months ended June 30, 2024.

3.  Borrowings

The Company has borrowings with financial institutions. Some borrowings are secured. As of June 30, 2025 and December 31, 2024, time deposits with an aggregating book value of ¥6,156 thousand and ¥6,156, respectively, are pledged as collateral. Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. As of June 30, 2025 and December 31, 2024, the borrowings accrue interest using fixed interest rates of 0.2% – 5.0% per annum. Debt issuance costs related to these borrowings are immaterial.

On March 18, 2025, the Company has obtained a new unsecured short-term bank loan in the amount of ¥350,000 thousand. The Company has used ¥200,000 thousand of the loan funds for repayment of indebtedness of MML, a subsidiary of the Company which is also a guarantor of the new loan, and the Company intends to use the remainder of the loan funds for general working capital, including Mother Bracelet development. The loan bears interest at a rate of 1.875% per year. The maturity date of the loan was September 30, 2025, which was refinanced in September 2025 and the new maturity date is December 31, 2025.

On March 31, 2025, The Company reached an agreement with its lender and refinanced its ¥266,000 thousand short-term loan with a new short-term loan, which had a maturity date of September 30, 2025 at an interest rate of 1.875%. The Company refinanced the short-term loan of ¥216,670 thousand and the new maturity date is March 31, 2026.

On June 23, 2025, the Company’s subsidiary, MML entered into a short-term loan agreement with its lender for the amount of ¥30,000 thousand. The representative director of MML and MML are the guarantor of the short-term loan agreement. The short-term loan bears interest at a rate of 5.0% and the maturity date of the short-term loan is October 31, 2025.

The Company issued corporate convertible bonds in the aggregate amount of ¥500,000 thousand to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 (which may be earlier in case of the limited event provided for in the indenture) and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of 40 share options, and one share option is attached to each bond equivalent to ¥12,500,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥755. The bond holder may also exercise its put option to demand the redemption of the bonds by the Company, in whole or in part, any time after the six-month anniversary date of December 28, 2022. On November 1, 2024, the Company and Kufu Company Inc. agreed to amend the terms of the bonds to shorten the maturity date to December 31, 2025.

The Company issued corporate convertible bonds in the aggregate amount of ¥300,000 thousand to Triple One Investment Partnership, a Japanese investment limited partnership, in October 2024. The bonds are unsecured, accrue interest at a rate of 2.0% per annum, and will mature on October 29, 2027, unless earlier redeemed or converted. At any time between October 25, 2024 and before the close of business on October 29, 2027, Triple One Investment Partnership, as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of three share options, and one share option is attached to each bond equivalent to ¥100,000,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥957.

The carrying value of long-term borrowings as of June 30, 2025 and December 31, 2024 are as follows:

	Thousands of Yen
	As of June 30, 2025	As of December 31, 2024
Short-term borrowings	¥621,669	¥491,667
Borrowings (due through 2035; weighted-average interest rates of 1.2% at June 30, 2025 and 0.23% at December 31, 2024)	518,366	555,012
Corporate convertible bond	830,000	830,000
Current portion of corporate convertible bonds	(530,000)	(530,000)
Current portion of borrowings	(97,907)	(582,479)
Total debt, net of current portion	¥720,459	¥764,200

The carrying value of the Company’s borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of June 30, 2025 and December 31, 2024, the Company did not have any borrowings measured at fair value.

The following is a summary of maturities of long-term borrowings and convertible bonds (excluding short-term borrowing) subsequent to June 30, 2025:

Thousands of Yen
Year ending December 31:
2025 (remainder)	¥579,816
2026	95,952
2027	395,952
2028	93,422
2029	93,869
2030 and thereafter	89,355
Total	¥1,348,366

The Company has short-term and long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 23.76% of common stock and all Class A common stock as of June 30, 2025) is a guarantor for three bank loans on behalf of Parent. As of June 30, 2025, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥199,500 thousand. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of June 30, 2025, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥28,611 thousand. None of the borrowing agreements contain any financial covenants.

4.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of June 30, 2025 and 2024, the Company had 241 and 238 leased salons, respectively, of which 74 and 86 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the six months ended June 30, 2025 and 2024.

The table below summarizes the components of operating lease costs related to operating leases:

	Thousands of Yen
	Six Months Ended June 30,
	2025	2024
Fixed lease cost (1)	¥429,733	¥455,243
Variable lease cost (1)	16,609	19,927
Short-term cost	17,928	11,598
Total	¥464,270	¥486,768
(1)	This includes amounts recoverable from sublessees for the six months ended June 30, 2025 and 2024, respectively. See sublease revenues below.

There are no sale-and leaseback transactions conducted in the six months ended June 30, 2025 and 2024.

Supplementary information on cash flow and other information for leasing activities for the six months ended June 30, 2025 and 2024 are as follows:

	Thousands of Yen
	Six Months Ended June 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥464,270	¥486,768
Right-of-use assets obtained in exchange for lease liabilities	335,425	271,225
Weighted average remaining lease term (in years)	3.2	3.5
Weighted average discount rate	2.38%	2.02%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to June 30, 2025 are as follows:

Thousands of Yen
Year ending December 31:
2025 (remainder)	¥410,814
2026	735,972
2027	446,860
2028	230,895
2029	101,882
2030 and thereafter	93,920
Total	2,020,344
Less: Interest component	72,677
Present value of minimum lease payments	¥1,947,667

The amount of ¥795,728 thousand and ¥1,151,939 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the condensed consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the six months ended June 30, 2025 and 2024, and included in franchise revenues:

	Thousands of Yen
	Six Months Ended June 30,
	2025	2024
Fixed sublease income	¥136,417	¥152,367
Variable sublease income	2,250	7,037
Total	¥138,667	¥159,404

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to June 30, 2025 are as follows:

Thousands of Yen
Year ending December 31:
2025 (remainder)	¥101,734
2026	157,790
2027	74,724
2028	28,965
2029	14,675
2030 and thereafter	12,985
Total	¥390,873

There are no lease transactions classified as sale-type leases and direct financing leases for the six months ended June 30, 2025 and 2024.

5.  Stock-based Compensation

A summary of the activity of the Company’s employee stock option plans as of and for the six months ended June 30, 2025 is presented below:

		Yen	Years	Thousands of Yen
	Number of shares	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2024	436,000	¥1,193	1.1	¥68,109
Exercisable at December 31, 2024	436,000	1,193	1.1	68,109
Forfeited/Expired	(2,500)	1,360
Outstanding at June 30, 2025	433,500	1,183	2.1	—
Exercisable at June 30, 2025	433,500	¥1,183	2.1	¥—

The Company did not grant any stock options during the six months ended June 30, 2025 and 2024.

For the six months ended June 30, 2025 and 2024, there was no compensation cost recognized for stock options as all stock options previously granted have been fully vested.

6.  Segment Information

The Company operates its business in three segments: Relaxation Salon, Digital Preventative Healthcare, and Luxury Beauty, which are based on the organizational structure and information reviewed by the Company’s Chief Operating Decision Maker, who is the Chief Executive Officer, to evaluate its operating results and allocation of resources.

Information about operating results for each segment for the six months ended June 30, 2025 and 2024 is as follows:

	Thousands of Yen
		Digital		Corporate
	Relaxation	Preventative	Luxury	and
	Salon	Healthcare	Beauty	elimination	Consolidated
Six months ended June 30, 2025
Revenues	¥2,902,972	¥71,954	¥268,445	¥—	¥3,243,371
Less: (1)
Cost of revenue	2,591,265	44,525	256,173	—	2,891,963
Gross profit	311,707	27,429	12,272	—	351,408
Less: (1)
Nonmanufacturing payroll expense (2)	118,503	40,431	16,935	188,213	364,082
Professional services expense	25,171	14,866	—	207,075	247,112
Selling expense	52,488	5,155	8,777	26,543	92,963
Depreciation and amortization	189,045	3,915	—	8,055	201,015
Commission fee	19,461	748	41	61,935	82,185
Rent expense	11,112	—	—	35,783	46,895
Recruiting and Training expense	44,740	38	15	23,621	68,414
Impairment loss on long-lived assets	84,589	—	—	—	84,589
Other segment items (3)	48,211	(30,237)	1,815	67,149	86,938
Operating loss	(281,613)	(7,487)	(15,311)	(618,374)	(922,785)

Depreciation and amortization	223,512	16,173	1,257	8,055	248,996
Total assets	5,989,194	530,931	608,916	866,765	7,995,806

Six months ended June 30, 2024
Revenues	¥3,138,956	¥43,694	¥292,631	¥—	¥3,475,281
Less: (1)
Cost of revenue	2,550,751	89,278	258,688	—	2,898,717
Gross profit	588,205	(45,584)	33,943	—	576,564
Less: (1)
Nonmanufacturing payroll expense (2)	138,677	48,616	2,007	157,522	346,822
Professional services expense	19,981	15,506	—	270,775	306,262
Selling expense	54,493	9,355	11,017	20,550	95,415
Depreciation and amortization	128,683	67	13	14,493	143,256
Commission fee	22,469	535	16	25,080	48,100
Rent expense	10,386	―	—	34,602	44,988
Recruiting and Training expense	44,086	465	—	33,279	77,830
Other segment items (3)	47,203	17,623	4,033	81,706	150,564
Operating income (loss)	122,227	(137,751)	16,857	(638,007)	(636,674)

Depreciation and amortization	161,719	15,794	2,761	15,828	196,102
Total assets	4,078,088	316,848	569,167	862,936	5,827,039

(1)

The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2)	The nonmanufacturing payroll expense does not include amounts capitalized on the balance sheet or included within other expense categories.
(3)	Other segment items for each reportable segment includes

Relaxation Salon - Cloud service fee and Travel expenses

Digital Preventative Healthcare - Research and development expenses

Luxury Beauty - Utility expenses

Corporate and elimination - Travel expenses and Taxes and duties

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the six months ended June 30, 2025 and 2024.

7.  Income Taxes

The Company’s effective income tax rate for the six months ended June 30, 2025 and 2024 was 0.0% and (0.6)%, respectively. The Company evaluates its effective income tax rate at each interim period and adjust it as facts and circumstances warrant. The difference between income taxes computed at the Japanese statutory rate and reported income taxes for the six months ended June 30, 2025 and 2024 was primarily related to the impact of the valuation allowance and inhabitant tax-per capita.

At June 30, 2025 and December 31, 2024, current unrecognized tax benefit is not material in amount. The Company is not expecting the amount of unrecognized tax benefits to materially change within the next 12 months after June 30, 2025.

8.  Revenue Recognition

Disaggregation of revenue

For the six months ended June 30, 2025 and 2024, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
Six months ended June 30, 2025
Revenue from directly-operated salons	¥2,459,319	¥—	¥268,145	¥2,727,464
Revenue from the sale of directly-owned salons	121,073	—	—	121,073
Franchise fees	38,981	—	300	39,281
Royalty income	68,129	—	—	68,129
Staffing service revenue	23,590	—	—	23,590
Sublease revenue	136,417	—	—	136,417
Other franchise revenues	55,463	—	—	55,463
Other revenues	—	71,954	—	71,954
Total revenues	¥2,902,972	¥71,954	¥268,445	¥3,243,371

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
Six months ended June 30, 2024
Revenue from directly-operated salons	¥2,053,537	¥—	¥292,431	¥2,345,968
Revenue from the sale of directly-owned salons	669,695	—	—	669,695
Franchise fees	47,252	—	200	47,452
Royalty income	79,724	—	—	79,724
Staffing service revenue	39,690	—	—	39,690
Sublease revenue	159,404	—	—	159,404
Other franchise revenues	89,654	—	—	89,654
Other revenues	—	43,694	—	43,694
Total revenues	¥3,138,956	¥43,694	¥292,631	¥3,475,281
*

All revenue streams are recognized over timeover time, with the exception of hiring support within other franchise revenues and revenue from directly operated salons, the sale of directly-owned salons, and product sales included in other revenues, which are recognized at a point in time. Revenue related to hiring support and product sales wereas not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	June 30,	December 31,
	2025	2024	Balance sheet classification
Receivables	¥187,968	¥1,355,489	Accounts receivable-trade, net

Contract liabilities:
Current	21,004	53,485	Current portion of contract liability
Long-term	22,292	36,913	Contract liability - net of current portion
Total	¥43,296	¥90,398

Prepaid card liability	¥374,102	¥409,710	Advances received

Receivables relate primarily to payments due for the sale of directly-owned salons, royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected credit losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the period, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are expected to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of June 30, 2025, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets in the condensed consolidated balance sheets.

Changes in the Company’s contract liabilities for the six months ended June 30, 2025 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2024	¥90,398
Revenues recognized during 2025 which were included in the contract liabilities balance at December 31, 2024	(49,702)
Remaining amounts at June 30, 2025 which were newly recognized as contract liabilities during 2025	2,600
Balance at June 30, 2025	¥43,296

For the six months ended June 30, 2025, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of June 30, 2025 is as follows:

Thousands of Yen
Year ending December 31:
2025 (remainder)	¥11,966
2026	16,075
2027	9,837
2028	3,384
2029	1,686
2030 and thereafter	348
Total	¥43,296

Sales and repurchases of salons transactions

As disclosed in Note 1 – Basis of Presentation and Summary of Significant Accounting Policies in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, the Company sells salons to third-party investors and may purchase the sold salons from the third-party investors from the initial salon sales.

The following table summarizes the sales of salons and repurchases of salons for the six months ended June 30, 2025 and 2024:

	Thousands of Yen, except Number of salons
	2025	2024
Number of salons sold	11	21
Total sales amount	¥497,223	¥815,145
Number of salons repurchased	41	7
Total repurchase amount	¥2,137,613	¥297,577

If the Company enters into a salon purchase and sales agreement with the same investor on the same date or near the same date, the Company recognizes the salon purchase and sales agreements as a combined arrangement. Under the combined arrangement, the proceeds from the sale of salon and the payment for the purchase of salon are offset with each other. Therefore, the Company recognizes the noncash consideration and the difference of the carrying value of the sold salon and the transaction of salon sales as other income or loss, which is included in gain from sales of salons in the condensed consolidated statements of operations.

The total sales amount reclassified to other income for the six months ended June 30, 2025 and 2024 are ¥376,150 thousand and ¥145,450 thousand, respectively.

9. Loss Per Share

Loss per common share is allocated based on each right of common stock and Class A common stock. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net loss attributable to shareholders of the Company is allocated proportionally.

Reconciliations of net loss and weighted average number of common shares outstanding used for the computation of basic loss per common share for the six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended June 30,
	2025		2024
	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)
Loss (Numerator)
Net loss attributable to shareholders of the Company	¥(690,471)	―	¥(582,181)	―

Shares (Denominator)	(Number of shares)		(Number of shares)
Weighted average common shares outstanding	7,901,950	1	4,910,425	1
Effect of dilutive instruments:
Stock options	—	―	—	―
Weighted average common shares for diluted computation	7,901,950	1	4,910,425	1

Loss per common share attributable to shareholders of the Company	(Yen)		(Yen)
Basic and Diluted	¥(87.38)	¥(87.38)	¥(118.56)	¥(118.56)

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 433,500 shares and 533,300 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the six months ended June 30, 2025 and 2024, respectively because the effect of inclusion would have been anti-dilutive. In addition, the common stock issuable upon conversion of the corporate convertible bond is excluded from the diluted net loss per common share attributable to common shareholders for the six months ended June 30, 2025 and 2024, respectively because the effect of inclusion would have been anti-dilutive.

10.  Fair Value of Financial Instruments

Fair value of financial instruments

The Company’s financial instruments include cash equivalents, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, current portion of long-term borrowings, accounts payable, accrued expenses, long-term borrowings, accrued income taxes, deposit received and operating lease liability. The carrying values of the Company’s financial instruments excluding long-term accounts receivable-other and long-term borrowings approximate their fair value due to the short-term nature of those instruments. Long-term accounts receivable-other approximates fair value as it is calculated based on the discounted future cash flows.

Borrowings

The Company’s borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The value of current portion of borrowings approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment; therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1

Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

There were no assets or liabilities to be measured at fair value on “recurring” basis as of June 30, 2025 and December 31, 2024.

Long-lived assets and liabilities that have been measured at fair value on “nonrecurring” basis include leasehold improvements, right-of-use assets - operating lease, tools, furniture and fixtures and store operating rights. Assets and liabilities measured at fair value on “nonrecurring” basis as of June 30, 2025 and December 31, 2024 are as follows:

	Thousands of Yen
						Impairment
	Level 1		Level 2		Level 3	loss
As of June 30, 2025
Assets
Right-of-use asset – operating lease		¥—		¥—	¥1,886,062	¥59,065
Leasehold improvements		—		—	275,086	6,602
Tools, furniture and fixtures		—		—	54,352	387
Store operating rights		—		—	2,500,012	18,534
Total		¥—		¥—	¥4,715,512	¥84,588

As of December 31, 2024
Assets
Leasehold improvements	¥	―	¥	―	¥311,436	¥135
Store operating rights		―		―	830,838	22,738
Total	¥	―	¥	―	¥1,142,274	¥22,873

Impairment of long-lived assets

Significant judgments and unobservable inputs categorized as Level 3 in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual and any interim date impairment tests are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges.

The Company’s primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon’s long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company’s assumptions. These cash flows are then discounted at the reporting unit’s calculated weighted average cost of capital (“WACC”). The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust the Company’s determination of fair value in the future.

The Company recorded impairment loss of Y84,588 thousand on the long - lived assets of certain relaxation salons in the relaxation segment for the six months ended June 30, 2025, respectively. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of the assets and the estimated ability to recover the carrying amount of the long - lived assets within the period applicable to the impairment determination, resulting in the impairment charges. There were no impairment charges recorded during the six months ended June 30, 2024.

12.  Commitments and Contingencies

Operating leases

In addition to its headquarters facility, the Company leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 4 “Leases” for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases.

Short-term and long-term borrowings

The Company has short-term and long-term borrowings that are primarily made under general agreements. Refer to Note 3 “Borrowings” for future debt payments.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company’s condensed consolidated financial position, results of operations, or cash flows.

13.  Related Party Transactions

Transactions with the Company’s representative director

Mr. Eguchi is the guarantor with respect to some of the Company’s borrowings. See Note 3, Borrowings for more detail.

Transactions with the Company’s director

Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor with respect to some of the Company’s borrowings. See Note 3, “Borrowings” for more detail.

Transactions with Senior Executives in Subsidiary

On December 11, 2024, Issei Homan, Chief Technology Officer of MEDIROM MOTHER Labs Inc. (“Mother Labs”), a subsidiary of MEDIROM, and Yasuhiro Hayami, Chief Business Officer of Mother Labs, invested ¥45,000 thousand and ¥5,040 thousand, respectively, in Mother Labs’ Series A financing.

On June 30, 2024, the Company entered into a salon purchase agreement with Issei Homan and the Company purchased a salon for ¥22,800 thousand.

14.  Subsequent Events

Issuance of Eleventh Series Stock Options

On July 18, 2025, pursuant to the resolution of the annual general meeting of shareholders held in June 2025, the Company granted the Eleventh Series of Stock Subscription Rights (stock options) to directors, employees, corporate auditors, and outside service providers. A total of 433,500 common shares are subject to the stock options, with an exercise price of ¥2.00 per share. The exercise period commences on July 18, 2026, and extends for four years. Vesting of the stock options is subject to a performance condition requiring that, in any fiscal year ending December 31, 2026 through December 31, 2028, the Company’s adjusted consolidated total revenue exceeds ¥10 billion. The Company will recognize compensation expenses associated with these options in accordance with ASC 718, Compensation—Stock Compensation.

Reduction on Capital

On July 31, 2025, the reduction of the Company’s common stock and additional paid-in capital became effective, as approved at the annual shareholders’ meeting held on May 30, 2025. As a result, the balance of common stock was reduced to ¥20,000 thousand. The purpose of the capital reduction was to eliminate accumulated losses, to strengthen the Company’s financial position, and to reduce certain statutory tax burdens under Japanese corporate tax law associated with maintaining a higher registered capital. This capital restructuring does not affect the number of shares outstanding or total shareholders’ equity, but reallocates amounts within equity accounts.

Refinancing of Short-term Loans

Subsequent to June 30, 2025, the Company refinanced certain short-term borrowings including (i) the outstanding loan of ¥216,670 thousand with the bank was refinanced and extended the maturity date to March 31, 2026, and (ii) the outstanding loan of ¥350,000 thousand with the bank was refinanced and extended the maturity date to December 31, 2025. Both loans bear interest at an annual rate of 1.875%.